UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 18, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Unaudited Financial Statements and Management Discussion and Analysis

In light of the delay in filing NewLead Holdings Ltd.’s (“we,” “us,” “our,” or the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2012 we are providing unaudited financial statements, attached hereto as Exhibit 99.1. Such financial statements are unaudited and, accordingly, remain subject to adjustments, which may be material. The financial statements are also not accompanied with the footnotes, which are an integral part of the financial presentation.

The financial statements reflect substantial changes in our business operations and financial condition. Attached hereto as Exhibit 99.2 is a summary version of the management discussion and analysis of the results of operations of the Company designed to help understand the financial statements. Like the financial statements, the management discussion and analysis remains subject to adjustments, which may be material.

Annulment of Nickel Wire Transaction

On June 7, 2013, we announced that the Company agreed to unwind the transaction whereby 3,750 grams of nickel wire had been contributed to NewLead in exchange for 258,536,585 shares of common stock of NewLead.

Attached hereto as Exhibit 99.3 is the press release issued by us in connection with the unwinding of the nickel wire transaction. It appears an error was made in such press release and that the lock-up agreements were not previously disclosed in our 6-K dated January 23, 2013. For the sake of clarity and completeness, we are including such lock-up agreements and the mutual agreement of the parties to unwind the transaction as exhibits to this Report on Form 6-K.

One reason for our inability to monetize the nickel wire may be that it may have been overvalued in connection with our acquisition of it. The reports we received from experts in the metals market, and used in connection with the closing of the deal, valued much smaller quantities of nickel wire than the amount bought by us and the $212.0 million valuation was an extrapolation derived from the value of the nickel wire per meter. These valuations were in the range of $212,000,000, which was substantially discounted by management in determining how many shares to issue (based on the trading price for our stock around the time of the transaction).

A more recent valuation analysis received in connection with the previously disclosed internal investigation of the nickel wire transaction placed a substantially lower value on the nickel wire. This substantially lower value can reach up to a 99% discount of the valuation used for closing the deal on January 2013. We believe the difference is partially due to a substantial illiquidity discount being placed on the nickel wire due to the very large amount acquired by us. Further, prices received from the sale of the nickel wire depend on the country in which it was sold as well as the method of sale used. Our attempts to use the nickel wire as collateral following the acquisition convinced us that it would be challenging to accomplish a sizable transaction due to the illiquid market.

The shares issued to the seller have been cancelled and are no longer outstanding and the nickel wire was returned to the investor. Currently, and after giving effect to such transactions, NewLead has 555,037,273 shares outstanding.

Disclosures About Forward-Looking Statements

The statements in this Current Report on Form 6-K that are not historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the Company’s submission of a plan to regain compliance with NASDAQ listing standards and to file the Form 20-F.

These statements are subject to uncertainties and risks that could cause actual results or outcomes to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, developments relating to the auditors’ or Audit Committee’s review of accounting and inherent limitations in internal controls over financial reporting.

Exhibits

Exhibit No.	Exhibit

99.1	Condensed consolidated balance sheets as of December 31, 2012 (unaudited) and December 31, 2011, condensed consolidated statements of operations (unaudited), changes in shareholders’ equity and cash flows for the years ended December 31, 2012 (unaudited), December 31, 2011 and December 31, 2010 of NewLead Holdings Ltd.

99.2	Unaudited Results of Continuing Operations of NewLead Holdings Ltd. for the years ended December 31, 2012 and December 31, 2011.

99.3	Press Release dated June 7, 2013.

99.4	Deed of Cancellation, dated May 24, 2013, between the Company and N.M. Kandilis S.A.

99.5	Lock-Up Agreement, dated January 4, 2013, between the Company and Mr. Vasileios Telikostoglou.

99.6	Lock-Up Agreement, dated January 4, 2013, between the Company and Essential Holding Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer